================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                  RYERSON INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   78375P107
                                 (CUSIP Number)

                             WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                           BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                               DECEMBER 13, 2006
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
---------------------------                          ---------------------------
CUSIP NO. 78375P107                                              Page 2 of 21
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Master Fund I, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     2,500,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                              Page 3 of 21
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Offshore Manager, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     2,500,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                              Page 4 of 21
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HMC Investors, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     2,500,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                              Page 5 of 21
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     50,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      50,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                              Page 6 of 21
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Special Situations GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     50,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      50,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                              Page 7 of 21
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HMC - New York, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     50,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      50,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                              Page 8 of 21
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbert Management Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     2,550,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,550,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,550,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                              Page 9 of 21
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philip Falcone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     2,550,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,550,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,550,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                             Page 10 of 21
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Raymond J. Harbert
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     2,550,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,550,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,550,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                             Page 11 of 21
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael D. Luce
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     2,550,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,550,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,550,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                             Page 12 of 21
---------------------------                          ---------------------------


ITEM 1.  SECURITY AND ISSUER.

         Ryerson Inc. (the "Issuer"), Common Stock ($1.00 par value per share) (the "Shares")

         The address of the issuer is 2621 West 15th Place, Chicago, Illinois 60608.


ITEM 2.  IDENTITY AND BACKGROUND.

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert , a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor,
Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond
J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond
J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

         (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of the date hereof the Master Fund may be deemed to beneficially own 2,500,000 Shares.

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                             Page 13 of 21
---------------------------                          ---------------------------


As of the date hereof Harbinger Management may be deemed to beneficially own 2,500,000 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 2,500,000 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 50,000 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 50,000 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 50,000 Shares.

As of the date hereof HMC may be deemed to beneficially own 2,550,000 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 2,550,000 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 2,550,000 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 2,550,000 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.


ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons initially acquired their Shares of the Issuer because they believe that the Shares represent an attractive investment.

The Reporting Person initially reported their investment on a Schedule 13G on November 27, 2006. Since that time, the Reporting Persons have examined the financial and operating performance of the Issuer and have grown increasingly concerned that the board of directors and senior management of the Issuer have not been appropriately vigilant in their management of the Issuer, particularly with respect to its lack of focus on profitability and the management of inventory.

The Reporting Persons observe that the Issuer's peer companies have been consistently successful in turning inventory more rapidly than the Issuer and have also consistently earned higher gross, operating and net margins throughout the business cycle. Given this persistent under performance by the Issuer since it was established as a stand-alone enterprise in 1999, the Reporting Persons have concluded that the board of directors has provided insufficient oversight of management's ability to deliver acceptable performance in the key factors that are critical to maximizing the value of the Issuer's existing asset base, geographic presence and product portfolio. The Reporting Persons believe that the current board of directors, while talented and undoubtedly qualified in general business matters, lacks the specific qualifications necessary for understanding the value drivers within the metals processing and distribution business which drive acceptable shareholder returns.

As a result, the Reporting Persons are considering a range of actions by which they may be able to encourage the Issuer to improve its performance. Such

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                             Page 14 of 21
---------------------------                          ---------------------------


activities may include taking a position (including by contacting management and other shareholders of the Issuer) with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. In addition, the Reporting Persons are also considering nominating one or more persons for election to the Issuer's board of directors at the Issuer's next annual meeting of shareholders.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deem appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock; dispose of all or a portion of the securities of the Issuer, including the shares of Common Stock, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities.

If the Reporting Persons engage in solicitation of proxies, and are successful in the election of one or more of their representatives to the Issuer's board of directors, the Reporting Persons will seek reimbursement of their expenses from the Issuer.


Solicitations for proxies will only be made by way of a definitive proxy statement and a form of proxy. Shareholders are advised to read any proxy statement or other documents related to a solicitation of proxy that may be made by the Reporting Persons. When and if completed, a definitive proxy statement and a form of proxy will be mailed to shareholders of the Issuer and will be available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.

Except as described in this Item 4 and in Item 6 herein, which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 2,500,000 Shares, constituting 9.5% of the Shares of the Issuer, based upon 26,255,678 Shares outstanding as of October 31, 2006.

         The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,500,000 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 2,500,000 Shares, constituting 9.5% of the Shares of the Issuer, based upon 26,255,678 Shares outstanding as of October 31, 2006.

         Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,500,000 Shares;

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                             Page 15 of 21
---------------------------                          ---------------------------


has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,500,000 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 2,500,000 Shares, constituting 9.5% of the Shares of the Issuer, based upon 26,255,678 Shares outstanding as of October 31, 2006.

         HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,500,000 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 50,000 Shares, constituting 0.2% of the Shares of the Issuer, based upon 26,255,678 Shares outstanding as of October 31, 2006.

         The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 50,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 50,000 Shares.

         The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 50,000 Shares, constituting 0.2% of the Shares of the Issuer, based upon 26,255,678 Shares outstanding as of October 31, 2006.

         HCPSS has the sole power to vote or direct the vote of 0; has the shared power to vote or direct the vote of 50,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 50,000 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 50,000 Shares, constituting 0.2% of the Shares of the Issuer, based upon 26,255,678 Shares outstanding as of October 31, 2006.

         HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 50,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 50,000 Shares.

         HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 2,550,000 Shares, constituting 9.7% of the Shares of the Issuer, based upon 26,255,678 Shares outstanding as of October 31, 2006.

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                             Page 16 of 21
---------------------------                          ---------------------------


         HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,550,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,550,000 Shares.

         HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 2,550,000 Shares, constituting 9.7% of the Shares of the Issuer, based upon 26,255,678 Shares outstanding as of October 31, 2006.

         Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,550,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,550,000 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 2,550,000 Shares, constituting 9.7% of the Shares of the Issuer, based upon 26,255,678 Shares outstanding as of October 31, 2006.

         Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,550,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,550,000 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 2,550,000 Shares, constituting 9.7% of the Shares of the Issuer, based upon 26,255,678 Shares outstanding as of October 31, 2006.

         Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,550,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,550,000 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Master Fund and the Special Fund have entered into total return swaps (cash settlement) relating to a total notional amount of 600,000 shares of the Issuer's common stock. These swap agreements have the effect of increasing the Reporting Persons' economic exposure to the Issuer's common stock without conferring voting or dispositive power over the notional number of shares referred to in the agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:   Agreement between the Reporting Persons to file jointly

Exhibit B:   Schedule of  Transactions  in the Shares of the Issuer  during the past sixty days or since the most recent filing on Schedule 13D.

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                             Page 17 of 21
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                           By:   Harbinger Capital Partners Offshore
                                 Manager, L.L.C.

                           By:   HMC Investors, L.L.C., Managing Member


                           By:   /s/ Joel B. Piassick
                                 ------------------------------------
                                 Name:  Joel B. Piassick
                                 Title: Executive Vice President


                           HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.*

                           By:     HMC Investors, L.L.C., Managing Member


                           By:   /s/ Joel B. Piassick
                                 ------------------------------------
                                 Name:  Joel B. Piassick
                                 Title: Executive Vice President


                           HMC INVESTORS, L.L.C.*


                           By:   /s/ Joel B. Piassick
                                 ------------------------------------
                                 Name:  Joel B. Piassick
                                 Title: Executive Vice President


                          HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS
                          FUND, L.P.

                          By:   Harbinger Capital Partners Special
                                Situations GP, LLC

                          By:   HMC - New York, Inc., Managing Member


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                             Page 18 of 21
---------------------------                          ---------------------------


                          HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC*

                          By:   HMC - New York, Inc., Managing Member


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel


                          HMC - NEW YORK, INC.*


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel


                          HARBERT MANAGEMENT CORPORATION*


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel


                          /s/ Philip Falcone
                          ------------------------------
                          Philip Falcone


                          /s/ Raymond J. Harbert
                          ------------------------------
                          Raymond J. Harbert


                          /s/ Michael D. Luce
                          ------------------------------
                          Michael D. Luce


December 13, 2006

* The Reporting Persons disclaim beneficial ownership in the shared reported herein except to the extent of their pecuniary interest in therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                             Page 19 of 21
---------------------------                          ---------------------------

                                                                    EXHIBIT A

                                   AGREEMENT

The undersigned agree that this Schedule 13D dated December 13, 2006 relating to the Common Stock ($1.00 par value per share) of Ryerson Inc. shall be filed on behalf of the undersigned.


                           HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                           By:   Harbinger Capital Partners Offshore
                                 Manager, L.L.C.

                           By:   HMC Investors, L.L.C., Managing Member


                           By:   /s/ Joel B. Piassick
                                 ------------------------------------
                                 Name:  Joel B. Piassick
                                 Title: Executive Vice President


                           HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.*

                           By:     HMC Investors, L.L.C., Managing Member


                           By:   /s/ Joel B. Piassick
                                 ------------------------------------
                                 Name:  Joel B. Piassick
                                 Title: Executive Vice President


                           HMC INVESTORS, L.L.C.*


                           By:   /s/ Joel B. Piassick
                                 ------------------------------------
                                 Name:  Joel B. Piassick
                                 Title: Executive Vice President


                          HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS
                          FUND, L.P.

                          By:   Harbinger Capital Partners Special
                                Situations GP, LLC

                          By:   HMC - New York, Inc., Managing Member


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                             Page 20 of 21
---------------------------                          ---------------------------



                          HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC*

                          By:   HMC - New York, Inc., Managing Member


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel



                          HMC - NEW YORK, INC.*


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel



                          HARBERT MANAGEMENT CORPORATION*


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel



                          /s/ Philip Falcone
                          ---------------------------------
                          Philip Falcone


                          /s/ Raymond J. Harbert
                          ---------------------------------
                          Raymond J. Harbert


                          /s/ Michael D. Luce
                          ---------------------------------
                          Michael D. Luce


December 13, 2006

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

---------------------------                          ---------------------------
CUSIP NO. 78375P107                                             Page 21 of 21
---------------------------                          ---------------------------

                                                                      EXHIBIT B


          TRANSACTIONS IN THE COMMON STOCK ($1.00 PAR VALUE PER SHARE)

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

        Date of                 Number of Shares          Price per Share
      Transaction               Purchase/(Sold)
        11/6/06                     (35,700)                   25.10
        11/17/06                    100,000                    21.25
        11/20/06                    135,700                    21.46
        11/21/06                    110,000                    21.84
        11/22/06                     85,000                    21.94
        11/24/06                     70,000                    21.83
        11/27/06                    125,000                    21.39
        11/28/06                    102,600                    21.33
        11/29/06                     75,000                    22.01
        11/30/06                    111,916                    22.22
        12/1/06                     150,000                    22.22
        12/4/06                     145,448                    23.19
        12/5/06                      25,036                    22.97



         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.


        Date of                 Number of Shares          Price per Share
      Transaction               Purchase/(Sold)
        12/7/06                      45,055                    23.53
        12/8/06                      4,945                     23.49